UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Subscription Agreement

On May 30, 2024, Bitdeer Technologies Group (the “Company” or “Bitdeer”) entered into a Subscription Agreement (the “Subscription Agreement”) for a private placement (the “Private Placement”) with Tether International Limited, a BVI company (the “Purchaser”). Pursuant to the Subscription Agreement, the Company issued to the Purchaser (i) 18,587,360 Class A ordinary shares of the Company (the “Ordinary Shares”), and (ii) a warrant to purchase up to 5,000,000 Ordinary Shares (the “Warrant”) at an exercise price equivalent to $10.00 per Ordinary Share. Bitdeer will receive $100 million in proceeds from the private placement of Ordinary Shares, and up to an additional $50 million if the Warrant is fully exercised. The Warrant is subject to customary anti-dilution provisions reflecting share dividends and splits or other similar transactions, and weighted average anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrant. The Warrant will remain exercisable at the election of the Purchaser within 12 months after the closing of the Private Placement, which occurred on May 30, 2024.

Bitdeer intends to use the net proceeds from the Private Placement to fund expansion of data centers and the development of ASIC based mining rigs and for working capital and other general corporate purposes.

Registration Rights Agreement

In connection with the Private Placement, the Company entered into a registration rights agreement with the Purchaser (the “Registration Rights Agreement”), pursuant to which the Company agreed to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares and the Ordinary Shares issuable upon the exercise of the Warrant as soon as reasonably practicable and use reasonable best efforts to have the Registration Statement declared effective no later than the date 30 days after the filing thereof.

The foregoing description of the Subscription Agreement, the Warrant and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the respective document, which is filed as Exhibit 10.1, 10.2 and 10.3 to this Current Report on Form 6-K, respectively, and is incorporated by reference herein.

On May 31, 2024, the Company issued a press release regarding the Private Placement. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K.

INCORPORATION BY REFERENCE

The information under the headings “Subscription Agreement” and “Registration Rights Agreement” above and Exhibits 10.1, 10.2 and 10.3 to this Report on Form 6-K are hereby incorporated by reference into the registration statements of the Company on Form F-3 (No. 333-273905, No. 333-278027 and No. 333-278029), to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description

10.1*	Subscription Agreement between Bitdeer Technologies Group and Tether International Limited, dated May 30, 2024

10.2	Form of Warrant to Purchase Ordinary Shares (included in Exhibit 10.1)

10.3	Form of Registration Rights Agreement (included in Exhibit 10.1)

99.1	Press Release dated May 31, 2024

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chief Executive Officer and Chairman of the Board

Date: May 31, 2024